N E W S R E L E A S E

September 22, 2003	TSX Venture Exchange: CPQ

CANPLATS COMMENCES FIELD WORK ON MEXICAN GOLD PROJECTS

Vancouver, B.C. – September 22, 2003 — Canplats Resources Corporation (TSX V:CPQ) is pleased to report that field work is now under way at its two gold projects in the state of Durango, Mexico. The Rodeo and Yerbabuena properties are located between Durango and Parral in the central Mexican silver belt that has produced over 5.8 million ounces of gold and 3.3 billion ounces of silver.

Both properties are prospective for multiple target types: near surface, bulk tonnage precious metals mineralization; high-grade epithermal gold and silver vein systems; and polymetallic mantos.

Rodeo Property

At the 975-hectare (9.3 square mile) Rodeo property, which is located 150 kilometers north of Durango, there are three major vein swarms with strike lengths of up to four kilometers. The wholly-owned Rodeo property was partially explored in the 1990s by Monarch Resources de Mexcico, S.A. de C.V., whose objective was to locate near-surface, bulk tonnage gold mineralization. Monarch completed extensive mapping, selective and grid rock chip sampling, and reverse circulation drilling. Sampling demonstrated highly anomalous disseminated and vein-controlled values in gold, silver, arsenic, antimony and mercury. Strong geochemical anomalies were noted in multiple target areas over significant lengths and widths.

In a 16-hole program of reverse circulation drilling totalling 2,251 meters, Monarch reported that its most interesting values came from the West Vein Swarm, an extensive surface gold anomaly. Monarch’s best drill results included:

Hole No.	From (in meters)	To (in meters)	Interval (in meters)	Gold (in g/t)	Silver (in g/t)
RD-5	26	38	12	0.20	2.1
RD-8	24	34	10	0.30	6.0
RD-13	32	72	40	0.39	15.1
RD-14	40	104	64	0.31	7.4
RD-15	8	82	74	0.73	14.9
incl.	14	42	28	1.37	9.3

Drilling confirmed strongly anomalous gold and silver values at shallow depths but did not test for potential bonanza-grade mineralization at depth. The objective of Canplats’ mapping and sampling program is to better define drill targets on all three vein swarms, only one of which was partially drill-tested by Monarch.

Yerbabuena Property

At the 1,256-hectare (4.8 square mile) Yerbabuena property, which is located approximately 150 kilometers north-northwest of Durango, work to date indicates the presence of the upper levels of a large precious metal-bearing epithermal system with bulk tonnage potential at surface. In addition, there is potential for bonanza-grade gold veins and mantos at depth over significant strike lengths.

The property covers four significant target areas of mineralization for which mapping, sampling and geophysics are recommended prior to drilling. The Yerbabuena target area is silicified and exposed over an area of at least 700 meters by 400 meters. Discontinuous chip samples in outcrop average 384 parts per billion (ppb) gold and 12.0 parts per million silver over a 250-meter area. The Yescas target area measures 700 meters by 1,000 meters on surface. This target is prospective for silver-gold and lead-zinc mineralization as replacements in Cretaceous calcareous sediments, especially at the intersection of high-angle mineralized faults and dikes. The Santa Rita target area measures 700 meters by 1,300 meters and, like the others, will be the object of geologic mapping and rock chip sampling that are expected to refine drill targets for the next phase of work.

Canplats’ field work program is expected to be completed by mid-October, with a drilling program to follow. All work will be supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by National Instrument 43-101.

About Canplats Resources Corp.

Canplats Resources Corporation is a junior mining company focused on exploration for gold and platinum group metals mineralization. Canplats controls 3,487 hectares of land in the prolific base and precious metal belt of central Mexico, an area that has produced 5.8 million ounces of gold and 3.3 billion ounces of silver. The company holds a 100% interest in the drill-ready Rodeo epithermal gold prospect, and recently acquired Yerbabuena gold-silver prospect, both located in the heart of this mining district. In addition, Canplats maintains core claims in the Nipigon Plate area north of Thunder Bay, Ontario with drill targets that are prospective for platinum group mineralization.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com ~or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.